51 Madison Avenue

New York, New York 10010

April 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (the “Registrant”) Registration Nos.: 333-152915 and 811-22227

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests withdrawal of the Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A listed in the table below (the “Amendments”). The Amendments relate to IQ U.S. Target Volatility ETF, IQ International Target Volatility ETF, and IQ Emerging Markets Target Volatility ETF, each a series of the Registrant.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
45	October 16, 2015	485APOS	0000891092-15-009082
46	December 29, 2015	485BXT	0000891092-15-010956
46	January 27, 2016	485BXT	0000891092-16-011736
47	January 28, 2016	485BXT	0000891092-16-011779
49	February 11, 2016	485BXT	0000891092-16-012249
50	February 25, 2016	485BXT	0000891092-16-012686
51	March 10, 2016	485BXT	0000891092-16-013169
52	March 24, 2016	485BXT	0000891092-16-013411
55	April 14, 2016	485BXT	0000891092-16-014151
61	May 12, 2016	485BXT	0000891092-16-014828
63	June 9, 2016	485BXT	0000891092-16-015444
68	July 7, 2016	485BXT	0000891092-16-016014
74	August 4, 2016	485BXT	0000891092-16-016552
80	September 1, 2016	485BXT	0000891092-16-017127
83	September 29, 2016	485BXT	0000891092-16-017653
86	October 27, 2016	485BXT	0000891092-16-018413
88	November 23, 2016	485BXT	0000891092-16-019060
90	December 22, 2016	485BXT	0000891092-16-019675
96	January19, 2017	485BXT	0000891092-17-000383

April 11, 2019

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
98	February 16, 2017	485BXT	0000891092-17-001450
101	March 16, 2017	485BXT	0000891092-17-002119
104	April 13, 2017	485BXT	0000891092-17-003151
106	May 11, 2017	485BXT	0000891092-17-003852
110	June 8, 2017	485BXT	0000891092-17-004434
112	July 6, 2017	485BXT	0000891092-17-004953
113	August 3, 2017	485BXT	0000891092-17-005627
117	August 31, 2017	485BXT	0000891092-17-006303
120	September 28, 2017	485BXT	0000891092-17-006863
122	October 26, 2017	485BXT	0000891092-17-007635
123	November 22, 2017	485BXT	0000891092-17-008402
125	December 21, 2017	485BXT	0000891092-17-009021
127	January 18, 2018	485BXT	0000891092-18-000301
129	February 20, 2018	485BXT	0000891092-18-001434
131	March 15, 2018	485BXT	0000891092-18-002196
135	April 12, 2018	485BXT	0000891092-18-003487
137	May 10, 2018	485BXT	0000891092-18-004249
141	June 7, 2018	485BXT	0000891092-18-004701
145	July 5, 2018	485BXT	0000891092-18-005176
149	August 2, 2018	485BXT	0000891092-18-005653
156	August 30, 2018	485BXT	0000891092-18-006166
161	September 27, 2018	485BXT	0000891092-18-006970
165	October 25, 2018	485BXT	0000891092-18-007680
166	November 21, 2018	485BXT	0000891092-18-008375
173	December 20, 2018	485BXT	0000891092-18-009249
175	January 17, 2019	485BXT	0000891092-19-000631
177	February 14, 2019	485BXT	0001144204-19-007598
179	March 14, 2019	485BXT	0001144204-19-013826

No securities were sold in connection with the Amendments and the Registrant has determined not to proceed with the offering of these series at this time.

Please direct any questions concerning the Amendments or the foregoing matters, to the undersigned at (212) 576-7634.

Very truly yours,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:	Mr. Jonathan Zimmerman Ms. Kathleen H. Moriarty, Esq. Mr. Gregory E. Xethalis, Esq.